5
1
<SROS>NASD
<REPORTING-OWNER>
  0001192382
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Centillium Communications, Inc.
  0001107194
  <IRS-NUMBER>94-3263530
</SUBJECT-COMPANY>
<PERIOD>12/31/02
5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Aalaei, Faraj
   47211 Lakeview Blvd.
   Fremont, CA 94538
2. Issuer Name and Ticker or Trading Symbol
   Centillium Communications, Inc. (CTLM)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     75,000         I  F. Aalaei 2000
                                                                                                                   Trust
Common Stock                                  07/30/01    G 5      10,000        D                              I  F. Aalaei Trust
Common Stock                                  11/15/01    G 5      3,000         D                              I  F. Aalaei Trust
Common Stock                                  08/12/02    G        5,000         D               662,440        I  F. Aalaei Trust

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $5.0000                                                                         (7)          02/10/10
to buy)
Incentive Stock Option (right  $2.5600                                                                         (6)          11/19/12
to buy)
Incentive Stock Option (right  $6.6200         06/04/02       A         9,306                             (1)          06/04/12
to buy)
Incentive Stock Option (right  $6.6200         06/04/02       A         66,219                            (2)          06/04/12
to buy)
Non-Qualified Stock Option     $2.5600                                                                         (6)          11/19/12
(right to buy)
Non-Qualified Stock Option     $5.0000                                                                       (7)           02/10/10
(right to buy)
Non-Qualified Stock Option     $6.6200         06/04/02       A         150,000                           (3)          06/04/12
(right to buy)
Non-Qualified Stock Option     $6.6200         06/04/02       A         240,694                           (4)          06/04/12
(right to buy)
Non-Qualified Stock Option     $6.6200         06/04/02       A         433,781                           (5)          06/04/12
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   20,000                    20,000        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   4                         4             D   Direct
to buy)
Incentive Stock Option (right  06/04/02  Common Stock                   9,306                                   D   Direct
to buy)
Incentive Stock Option (right  06/04/02  Common Stock                   66,219                    75,525        D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   249,996                   249,996       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   480,000                   480,000       D   Direct
(right to buy)
Non-Qualified Stock Option     06/04/02  Common Stock                   150,000                                 D   Direct
(right to buy)
Non-Qualified Stock Option     06/04/02  Common Stock                   240,694                                 D   Direct
(right to buy)
Non-Qualified Stock Option     06/04/02  Common Stock                   433,781                   824,475       D   Direct
(right to buy)

Explanation of Responses:

(1)
2,521 vest on the date of grant, and 1/48th vest each month starting on 6/12/02.

(2)
1,604 vest on the date of grant, and 1/48th vest each month starting on 7/1/02.

(3)
78,125 vest on the date of grant and 1/48th vest each month starting on 6/12/02.

(4)
65,189 vest on the date of grant, and 1/48th vest each month starting on 6/12/02.

(5)
8,813 vest on the date of grant, and 1/48th vest each month starting on 7/1/02.

(6)
1/4th vest on 11/19/03, 1/48th vest per month thereafter.

(7)
1/4th vest one year from 2/10/00, 1/48th vest per month ther eafter.




SIGNATURE OF REPORTING PERSON



/S/ Faraj Aalaei
_____________________________________
Faraj Aalaei
DATE 02/11/03